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GARED SCHNEBERGER gared.schneberger@dechert.com +1 617 728 7121 Direct +1 617 275 8382 Fax

September 20, 2010

Mr. Brick Barrientos

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment Nos. 74 and 74

Dear Mr. Barrientos:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 74 (“PEA 74”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”), and Amendment No. 74 under the Investment Company Act of 1940 (the “1940 Act”).

PEA 74 is being filed pursuant to Rule 485(b) under the 1933 Act, and, as indicated on the facing sheet, will become effective on September 20, 2010. PEA 74 is filed for purposes of updating and completing the Registrant’s disclosures in Post-Effective Amendment No. 72 (“PEA 72”) and Amendment No. 72 to the Registrant’s registration statement under the 1933 Act and the 1940 Act, respectively, filed on July 19, 2010 for the purposes of incorporating changes of the name, advisory arrangement, and investment strategies of the Forward Small to Mid Cap Fund (to be renamed the “Forward SMIDPlus Fund”), an existing series of the Registrant. (the “Fund”).

PEA 74 reflects changes to the registration statement in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) to the undersigned and Kenneth Earley, each of Dechert LLP, on Tuesday, September 7, 2010, completes certain other information, and includes required exhibits. Filed as part of the registration statement are: (i) the prospectus for Investor Class and Institutional Class shares of the Fund; (ii) the prospectus for Class C shares of the Fund; (iii) the prospectus for Class Z shares of the Fund; (iv) the Registrant’s combined statement of additional information (“SAI”) for all share classes of each series of the Registrant which is incorporated by reference into Part B of PEA 74; and (iii) a form of supplement to the Registrant’s SAI.1 PEA 74 does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act.

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Securities and Exchange Commission September 20, 2010 Page 2

Set forth in the numbered paragraphs below are your comments of September 7, 2010 to PEA 72, followed by the Registrant’s responses. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registrant’s registration statement.

Prospectus

1)	Comment: In connection with the Fund’s change of name, please change the Fund’s name on the EDGAR system.

Response: The Registrant will ensure that the EDGAR system reflects the new name of the Fund.

2)	Comment: Please delete footnote “(1)” to the Annual Fund Operating Expenses table as estimated expenses should only be used for a “New Fund.”

Response: The Registrant notes that the Fund may invest in certain exchange-traded fixed-income funds in lieu of investing directly in fixed-income securities during the Fund’s first year of employing the new investment strategy. Therefore, footnote “(1)” is necessary to clarify that “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year and not based on amounts for the prior fiscal year during which time such strategy was not employed. Accordingly, the Registrant has not made any revisions in response to the comment.

3)	Comment: In the introductory paragraph to the Expense Example table, please delete the following sentence: “Because no sales loads apply to either Investor Class or Institutional Class shares of the Fund, you would have the same expenses whether or not you redeemed your shares.”

Response: The Registrant notes that certain of the Fund’s shareholders may also be invested in Investor Class or Institutional Class shares of other series of the Registrant. The Registrant further notes that the relevant disclosure is currently included in the Investor Class and Institutional Class prospectus for other series of the Registrant. Accordingly, in the interest of disclosure consistency among the same share classes of different funds and to avoid investor confusion, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with future annual updates.

[1]

The Registrant will file a definitive version of the supplement to the SAI pursuant to Rule 497(e) under the 1933 Act on the effective date of PEA 74 for the purposes of completing certain SAI registration statement disclosures with respect to the incorporation of changes of the name, advisory arrangement, and investment strategies of the Fund.

Securities and Exchange Commission September 20, 2010 Page 3

4)	Comment: In the Principal Investment Strategies section, please state that the Fund will invest at least 80% of its net assets in small and mid-cap securities in accordance with Rule 35d-1.

Response: The Registrant believes that the SMIDPlus Fund is not subject to Rule 35d-1. As you know, Rule 35d-1 provides that for purposes of Section 35(d) of the Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name. The term “SMIDPlus” has no commonly understood meaning to investors and does not suggest any particular type of investments.

“SMIDPlus” is a name that was created by Forward Management, LLC (“Forward Management”), the Fund’s investment adviser, to describe an investment strategy developed by Forward Management. As described in the Principal Investment Strategies section, this investment strategy involves attempting to achieve the return of a specific asset class by investing in certain derivative instruments such as swaps, structured notes, futures and options, and seeking a further return by actively managing a portfolio of fixed income securities that is also being used to provide asset coverage for the derivative positions. The Registrant notes that other fund complexes have for many years offered similar enhanced fixed income fund products using the term “Plus” in their name. It is the Registrant’s opinion that investors have come to associate these types of embedded fixed income strategies with the term “Plus,” and that apart from that connection, the term has no generally understood meaning to investors. As such, the Registrant believes that the term designates a proprietary investment strategy, as opposed to a type of investment. The Commission and the Staff have noted that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.2 Accordingly, the Registrant has not made any revisions in response to the comment.

[2]

For example, terms such as “growth” and “value” connote investment strategies and are not subject to the rule. See “Investment Company Names,” Release No. IC-24828 (Jan. 17, 2001) at Sec. II.C.1 (“Release 24828”). See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

Securities and Exchange Commission September 20, 2010 Page 4

5)	Comment: With respect to the derivatives disclosure included in the registration statement, please refer to the Staff’s July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus. In particular, please note that the disclosure should include a list of derivatives used, how the use of those derivatives furthers the investment objective of the Fund, and the risks specific to each type of derivative used.

Response: The Registrant believes that the disclosure regarding the Fund’s derivatives is specific and outlines how such derivatives are expected to be used in connection with the Fund’s new investment strategy. As such, the Registrant believes that the disclosure regarding the Fund’s use and strategy with respect to derivatives already complies with the observations contained in the Staff’s letter to the Investment Company Institute. Accordingly, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment and will revise the Fund’s derivatives disclosure, if necessary, based on the investment experience of the Fund under its new investment strategy.

6)	Comment: In the Principal Investment Strategies section, please include a discussion of the Fund’s strategy with respect to the credit ratings of the fixed income securities in which the Fund may invest.

Response: The Registrant notes that the Fund currently discloses that the Fund will invest in swaps, structured notes, futures and options backed by a portfolio of fixed income securities that are of investment grade quality. The Registrant believes that such disclosure adequately describes the Fund’s strategy with respect to the credit ratings of the fixed income securities in which the Fund may invest, and accordingly, the Registrant has not made any revisions in response to the comment.

7)	Comment: In the Principal Risks section, please include a discussion of the inverse relationship between interest rates and the value of fixed income securities in which the Fund may invest.

Response: The Registrant notes that certain of the Fund’s shareholders may also be invested in Investor Class or Institutional Class shares of other series of the Registrant. The Registrant further notes that the relevant disclosure is currently included in the Investor Class and Institutional Class prospectus for other series of the Registrant. Accordingly, in the interest of disclosure consistency among the same share classes of different funds and to avoid investor confusion, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with future annual updates.

Securities and Exchange Commission September 20, 2010 Page 5

8)	Comment: The Principal Risks section includes a discussion of the risks associated with growth stocks and value stocks while the Principal Investment Strategies section does not include a discussion of such investments. Please ensure that the Principal Risks section accurately reflects the risks of the Fund’s Principal Investment Strategies section and vice versa.

Response: Requested revision has been incorporated.

9)	Comment: In the Principal Risks section under the Tax heading, please include a discussion of how the complexity of the securities in which the Fund invests and any non-compliance with tax rules might affect the Fund.

Response: The Registrant has reviewed the relevant tax disclosure in the Principal Risks section as well as elsewhere in the prospectus in response to the Staff’s comment, and believes that an adequate discussion of how the complexity of the securities in which the Fund invests and any non-compliance with tax rules might affect the Fund is already included. Accordingly, the Registrant has not made any revisions in response to the comment.

10)	Comment: In the introductory paragraph to the Performance Information section, please discuss that the information gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance and explain the relevance of the secondary index shown.

Response: The Registrant notes that the Fund’s primary benchmark index has changed. The Registrant further notes that Instruction 2(c) to Item 4 of Form N-1A requires the Fund to explain the reason(s) for the selection of a different index and provide information for both the newly selected and the former index. Accordingly, the Registrant has disclosed the following: “Effective September 20, 2010, the Russell 2500 Index replaced The Wilshire 4500 Completion Index (Float Adjusted) as the Fund’s primary benchmark. The Advisor made this recommendation to the Fund’s Board because the new index more closely aligns to the Fund’s investment strategies. Information on both indices will be included for at least a one-year transition period. In the future, however, only the Russell 2500 Index will be included.” The Registrant believes that this disclosure complies with Instruction 2(c) to Item 4 of Form N-1A and accordingly, has not made any revisions in response to the comment.

11)	Comment: In the introductory paragraph to the Performance Information section, please delete the following: “All of the Fund’s share classes invest in the same portfolio of securities. Performance of each share class will vary from the performance of the Fund’s other share classes due to differences in charges and expenses.”

Securities and Exchange Commission September 20, 2010 Page 6

Response: The Registrant notes that certain of the Fund’s shareholders may also be invested in Investor Class or Institutional Class shares of other series of the Registrant. The Registrant further notes that the relevant disclosure is currently included in the Investor Class and Institutional Class prospectus for other series of the Registrant. Accordingly, in the interest of disclosure consistency among the same share classes of different funds and to avoid investor confusion, the Registrant has not made any revisions in response to the comment. However, the Registrant will note the comment in connection with future annual updates.

12)	Comment: In the Performance Information section, please delete the following: “On September 20, 2010, Forward Management assumed all responsibilities for selecting the Fund’s investments and incorporated new principal investment strategies for the Fund as discussed above under “Principal Investment Strategies.” Performance figures shown below for periods before September 20, 2010 represent performance of the prior sub-advisors to the Fund under the previous investment strategies for the Fund.” Please note that Instruction 4 to Item 4 of Form N-1A permits a fund to begin the bar chart and the performance information in the table on the date the current adviser began to provide advisory services to the Fund subject to the conditions in Instruction 11 of Item 27(b)(7) of Form N-1A.

Response: The Registrant notes that although the Fund was sub-advised during the time period depicted in the Performance Information section, Forward Management also acted as investment advisor to the Fund during this period. The Registrant further notes that Instruction 4 to Item 4 of Form N-1A permits, but does not require, the Fund to begin the bar chart and the performance information in the table on the date the current adviser began to provide advisory services to the Fund subject to the conditions in Instruction 11 of Item 27(b)(7) of Form N-1A. Because Forward Management previously served as investment advisor to the Fund, but will begin directly managing the Fund with new principal investment strategies, the Registrant believes that the relevant disclosure is necessary to avoid investor confusion. Accordingly, the Registrant has not made any revisions in response to the comment.

13)	Comment: In the Investment Advisor/Portfolio Managers section, please include the name of the entity that serves as investment advisor to the Fund.

Response: The Registrant notes that the name of the entity serving as investment advisor to the Fund is already disclosed in the Principal Investment Strategies section. As such, the Registrant does not believe it is necessary to again disclose the name of the entity in the Investment Advisor/Portfolio Managers section. Accordingly, the Registrant has not made any revisions in response to the comment.

Securities and Exchange Commission September 20, 2010 Page 7

14)	Comment: In the Additional Investment Strategies and Risks section, please disclose whether the Fund’s investment objective is a fundamental policy.

Response: The Registrant notes that the sentence under the Additional Investment Strategies and Risks – Changes of Investment Objectives and Policies discloses that the investment objective of the Fund is a fundamental policy and may not be changed without a vote of the holders of a majority of the outstanding shares of the Fund. Accordingly, the Registrant has not made any revisions in response to the comment.

15)	Comment: In the Additional Investment Strategies and Risks section, please disclose the principal risks before the non-principal risks.

Response: Requested revision has been incorporated.

16)	Comment: In the Management of the Fund section, please fill in the gaps in the employment history of Messrs. O’Donnell (May 2006 through July 2006), Rowader (February 2008 through September 2008), and Herber (February 2008 through September 2008).

Response: The Registrant notes that the disclosure accurately describes Mr. O’Donnell’s transition from Meisenbach Capital to Forward Management. The Registrant further notes that Messrs. Rowader and Heber were employed by Accessor Capital Management from February 2008 through September 2008 and therefore, there are no gaps in the employment history of Messrs. Rowader and Herber. Accordingly, the Registrant has not made any changes in response to this comment.

17)	Comment: In the Expense Example in the Class C shares prospectus, the 10 year expense example should be $2190 in lieu of $2187. Similarly, in the Expense Example in the Class Z shares prospectus, the 10 year expense example should be $1073 in lieu of $1072.

Response: The Registrant has recalculated the relevant figures disclosed in the Class C and Class Z Expense Examples and determined that the figures disclosed in the Expense Examples are correct. The Registrant believes that the difference in figures between those calculated by the Registrant and those calculated by the Staff may be attributable to rounding differences. Accordingly, the Registrant has not made any changes in response to this comment.

Securities and Exchange Commission September 20, 2010 Page 8

Statement of Additional Information:

18)	Comment: Please make appropriate revisions to the SAI supplement to reflect that the SAI is being amended as of the date of the registration statement.

Response: Requested revisions have been incorporated.

General:

19)	Comment: Please contact the Staff if the Registrant does not understand any of the comments to the registration statement given by the Staff.

Response: The Registrant believes that it understands all of the comments to the registration statement given by the Staff and has included responses to such comments above. As noted in certain of the Registrant’s responses above, the Registrant will note and consider incorporating such comments in connection with future annual updates.

20)	Comment: Please file the Tandy representations via EDGAR Correspondence in regard to this post effective amendment.

Response: Please see Appendix B.

* * *

No fees are required in connection with this filing. Please feel free to contact the undersigned at 617.728.7121 or Douglas P. Dick at 202.261.3305 should you have any questions.

Sincerely,

/s/ Gared S. Schneberger
Gared S. Schneberger

Enclosure

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds
Douglas P. Dick, Dechert LLP
Kenneth R. Earley, Dechert LLP

FORWARD FUNDS

101 California Street, Suite 1600

San Francisco, California 94111

September 20, 2010

VIA EDGAR CORRESPONDENCE

Mr. Briccio Barrientos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

Re:	Forward Funds (the “Registrant”) (SEC File Nos. 033-48940 and 811-06722) Post-Effective Amendment No. 74 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”)

Dear Mr. Barrientos:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•

if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer and Chief Legal Officer